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                                                                  EXHIBIT 8.2

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!R!CASS2;EXIT;



Frank J. Pelisek
Writers Direct Dial (414) 225-4928


November 18, 1994

Bank of Burlington
200 South Pine Street
Box 600
Burlington, WI 53105

Attention:  Mr. Patrick M. Lloyd, Chairman

      RE:   Bank of Burlington/Marshall & Ilsley Corporation;
            Federal Income Tax Consequences of Reorganization

Gentlemen:

            We have acted as counsel to the Bank of Burlington (the "Bank") in connection with the negotiation and execution of the Agreement and Plan of Reorganization (the "Agreement") dated June 15, 1994 by and between the Bank, Marshall & Ilsley Corporation ("M&I) and a related Consolidation Agreement (the "Consolidation Agreement") between the Bank and M&I Interim Bank ("Interim Bank"). This letter will furnish you with our opinion, in accordance with
Section 6.03(a) of the Agreement, as to certain of the federal income tax consequences of the transactions contemplated by the Agreement. Terms which are capitalized herein and not otherwise defined herein shall have the respective meanings assigned to them in the Agreement.

            In connection with this opinion, we have examined several documents, certificates and records and we have considered such issues of law as we believed to be involved.

            The following is the description of the transaction based upon our examination of the Agreement, the Consolidation Agreement, the documents and matters referred to above and our understanding of the factual background of the transaction:

            The Bank is a Wisconsin state banking corporation. M&I is a Wisconsin corporation operating as a bank holding company.
The outstanding common stock of M&I is widely held and publicly traded. The outstanding stock of the Bank consists of 904,000 shares of common stock $1.25 par value (the "Bank Stock") owned

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by approximately 600 shareholders.  There are no shares of
preferred stock outstanding.

            M&I is acquiring the Bank in order to expand its holdings into an additional geographic area of services whereas the Bank considers it advantageous to become a subsidiary of the Corporation to provide increased service to its customers and to gain increased access to financial markets.

            The Corporation will acquire all of the Bank Stock for a exchange ratio equal to 1.65 shares of M&I Common Stock for each share of Bank Stock. The plan of reorganization pursuant to which the consolidation and the related actions will be consummated is as follows. First, M&I has formed Interim Bank, a wholly-owned subsidiary solely for the purpose of this transaction. Interim
Bank will merge with and into the Bank and the Bank Stock will be exchanged for M&I Common Stock. In the consolidation, each share of Bank Stock will be exchanged for 1.65 shares of M&I Common
Stock, subject to an anti-dilution adjustment provision set forth in Section 2.06 of the Agreement.

            Bank shareholders will receive cash in lieu of any fractional shares to which they are entitled. M&I shall pay to each Bank shareholder who would otherwise have received a fractional share of M&I Common Stock an amount in cash determined by multiplying (i) the M&I Share Price by (ii) the fraction of a share of M&I Common Stock to which such shareholder would otherwise be entitled. In addition, pursuant to Wisconsin law, Bank shareholders are entitled to exercise dissenters' rights with respect to the consolidation. Those shareholders (if any) who do exercise dissenters' rights will be paid in cash by M&I.

            Our opinion is based on the following assumptions:

            (a)   The exchange ratio of M&I Common Stock for Bank
Stock was negotiated at arm's length.

            (b) The fair market value of the M&I Common Stock and other consideration to be received by each Bank shareholder will be approximately equal to the fair market value of the Bank Stock surrendered in the exchange.

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            (c)   There is no plan or intention by the shareholders of
the Bank who own 5 percent or more of the Bank's stock, and to the best of the knowledge of the management of the Bank, there is no plan or intention on the part of the remaining shareholders of the Bank to sell, exchange, or otherwise dispose of a number of shares of M&I Common Stock to be received in the transaction which would reduce the Bank shareholders' ownership of M&I Common Stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of the Bank as of the same date. For purposes of this representation, shares of Bank Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of M&I Common Stock will be treated as outstanding Bank Stock and shares of M&I Common Stock held by Bank shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation. Moreover, shares of Bank Stock and shares of M&I Common Stock held by the Bank's shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

            (d) Following the transaction, the Bank will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Interim Bank's net assets and at least 70 percent of the fair market value of Interim Bank's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by the Bank or Interim Bank to dissenters, amounts paid by the Bank or Interim Bank to shareholders who receive cash or other property, amounts paid by the Bank or Interim Bank to pay reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by the Bank will be included as assets of the Bank or Interim Bank, respectively, immediately prior to the transaction.

            (e) Prior to the transaction, M&I will be in control of Interim Bank within the meaning of section 368(c) of the Code.

            (f) The Bank has no plan or intention to issue additional shares of its stock that would result in M&I losing control of the Bank within the meaning of section 368(c) of the Code.

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            (g)   M&I has no plan or intention to reacquire any of its
stock issued in the transaction.

            (h) M&I has no plan or intention to liquidate the Bank; to merge the Bank with or into another corporation; to sell or otherwise dispose of the stock of the Bank except for transfers of stock to corporations controlled by M&I; or to cause the Bank to sell or otherwise dispose of any of its assets or of any of the assets acquired from Interim Bank, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Bank.

            (i) Interim Bank will have no liabilities assumed by the Bank, and will not transfer to the Bank any assets subject to liabilities, in the transaction.

            (j) Following the transaction, the Bank will continue its historic business.

            (k) M&I, Interim Bank, the Bank, and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the proposed transaction.

            (l) There is no intercorporate indebtedness existing between M&I and the Bank or between Interim Bank and the Bank which was issued, acquired, or will be settled at a discount.

            (m) In the transaction, shares of Bank Stock representing control of the Bank, as defined in section 368(c) of the Code, will be exchanged solely for voting stock of M&I. For purposes of this representation, Bank Stock exchanged for cash or other property originating with M&I will be treated as outstanding Bank Stock on the date of the proposed transaction.

            (n) At the time of the transaction, the Bank will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Bank that, if exercised or converted, would affect M&I's acquisition or retention of control of the Bank as defined in section 368(c) of the Code.

            (o) M&I does not own, nor has it owned during the past five years, any shares of the stock of the Bank.

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            (p)   No two parties to the transaction are investment
companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

            (q) On the date of the transaction, the fair market value of the assets of the Bank will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

            (r) The Bank is not under the jurisdiction of a Court in a Title 11 or similar case within the meaning of section
368(a)(3)(A) of the Code.

            (s) The payment of cash in lieu of fractional shares of M&I Common Stock is solely for the purpose of avoiding the expense and inconvenience to M&I of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Bank shareholders instead of issuing fractional shares of M&I Common
Stock will not exceed one percent of the total consideration that will be issued in the transaction to the Bank shareholders in exchange for their Bank Stock. The fractional share interests of each Bank shareholder will be aggregated, and no Bank shareholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of M&I Common Stock.


            (t) None of the compensation received by any shareholder-employees of the Bank will be separate consideration for, or allocable to, any of their shares of Bank Stock; none of the shares of M&I Common Stock received by any shareholder-employees of the Bank will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of the Bank will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

            Based upon our examination of the Agreement, the documents and matters referred to herein, the foregoing factual description of the transaction, the assumptions set forth herein and assuming that the transaction is consummated in accordance with the terms of the Agreement and the Consolidation Agreement, it is our opinion that for federal income tax purposes:

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            (1)   The proposed consolidation will constitute a
reorganization within the meaning of section 368(a)(1)(A) of the Code. The reorganization will not be disqualified by reason of the fact that the voting stock of M&I will be used in the merger (section 368(a)(2)(E)). M&I, Interim Bank, and the Bank will each be a "party to a reorganization" within the meaning of section 368(b) of the Code.

            (2) No gain or loss will be recognized to Interim Bank upon the transfer of its assets to the Bank in exchange for Bank
Stock.

            (3) No gain or loss will be recognized to the Bank upon the receipt of the assets of Interim Bank in exchange for Bank
Stock.

            (4) The basis of the assets of Interim Bank acquired by the Bank will be the same in the hands of the Bank as the basis of such assets in the hands of Interim Bank immediately prior to the transaction.

            (5) The holding period of the assets of Interim Bank in the hands of the Bank will include the period during which such assets were held by Interim Bank.

            (6) No gain or loss will be recognized to M&I upon the receipt of Bank Stock solely in exchange for M&I Common Stock.

            (7) No gain or loss will be recognized to the Bank shareholders upon the exchange of Bank Stock solely for M&I Common Stock.

            (8) The basis of the M&I Common Stock to be received by the Bank shareholders will be the same as the basis of the Bank
Stock surrendered in exchange therefor.

            (9) The holding period of the M&I Common Stock to be received by the Bank shareholders will include the holding period of the Bank Stock surrendered in exchange therefor, provided that the Bank Stock was held as a capital asset on the date of the exchange.


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            (10)  Where a shareholder of the Bank dissents to the
proposed transaction and receives solely cash in exchange for his or her Bank Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of section 302 of the Code. Where, as a result of such distribution, the Bank shareholder neither holds any stock of M&I directly, nor is deemed to own any such stock under the constructive ownership rules of section 318(a), the redemption will be a complete termination of interest within the meaning of section 302(b)(3) and will be treated as a distribution in full payment in exchange for the shares redeemed as provided in section 302(a). Accordingly, such shareholders will recognize gain or loss under section 1001 measured by the difference between the amount of cash received and his or her adjusted basis in the Bank Stock surrendered.

            (11) The payment of cash in lieu of fractional shares of M&I Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by M&I.
These cash payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in section 302(a) of the Code (Rev. Rul. 66-365, 1966-2
C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

            No opinion is expressed as to the tax treatment of the transaction under the provisions of any other sections of the Code or Income Tax Regulations which also may be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the items set forth above.

            Our opinions are not, nor should they be construed or relied upon as, guarantees, nor are they in any way binding on the Internal Revenue Service. They are intended only to reflect our best professional judgment as to the matters set forth herein.

            This opinion is furnished solely for your benefit and is not be released or distributed to any other person without the prior written consent of this firm.

            We consent to the use of this opinion in the Registration Statement filed with the Securities and Exchange Commission on Form S-4 relating to the shares of M&I Common Stock

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to be issued in the transaction and to the reference to our firm under caption "The Consolidation - Certain Federal Income Tax
Consequences" in the Proxy Statement/Prospectus.

                           Kindest personal regards,

                           MICHAEL BEST & FRIEDRICH



                       By
                            Frank J. Pelisek

FJP/gaw


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